Exhibit 99.1

CHC Helicopter Corporation T 604.276.7500 F 604.232.8341 www.chc.ca
PRESS RELEASE

CHC and First Reserve Announce Closing of Plan of Arrangement

Greenwich, Connecticut; Houston; London and Vancouver – September 16, 2008 - CHC Helicopter Corporation (“CHC”) (TSX:FLY.A, FLY.B) (NYSE:FLI) and First Reserve Corporation (“First Reserve”) are pleased to announce that the Plan of Arrangement (the “Arrangement”) between 6922767 Canada Inc., an affiliate of funds managed by First Reserve, and CHC was completed today. The Arrangement was overwhelmingly approved by CHC’s shareholders at a special meeting held on April 29, 2008, and was approved by the British Columbia Supreme Court on May 1, 2008.  Under the Arrangement, 6922767 Canada Inc. acquired all of CHC’s outstanding Class A Subordinate Voting Shares and Class B Multiple Voting Shares for cash consideration of CDN$32.68 per share.

It is expected that the CHC Class A Subordinate Voting Shares and Class B Multiple Voting Shares will be delisted from the TSX and the NYSE (in respect of the Class A shares) later this week.

Also, on September 15, 2008, CHC’s cash tender offer (the “Offer”) for all outstanding CHC’s 7 3/8% senior subordinated notes due 2014 (the “Notes”) and the related consent solicitation expired. CHC indicated that approximately $392 million principal amount of the Notes was validly tendered to the Offer.  All Notes validly tendered were purchased by CHC and submitted to the trustee for cancellation. As a result of CHC’s purchase of the tendered Notes, the amendments to the Notes indenture contemplated by the consent solicitation have become operative.

CHC intends to apply to the relevant securities regulatory authorities to cease to be a reporting issuer in each of the jurisdictions in Canada where is it currently reporting.

About CHC

CHC is the world’s largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide, and regional headquarters in Aberdeen, Scotland, Stavanger, Norway and Vancouver, Canada.

About First Reserve Corporation

CHC Helicopter Corporation T 604.276.7500 F 604.232.8341 www.chc.ca
PRESS RELEASE

First Reserve is the world’s leading private equity firm in the energy industry.  Throughout its 25-year history of investing solely in the global energy industry, First Reserve has developed a strong franchise, utilizing its broad base of specialized industry knowledge to invest strategically across a wide range of energy industry sectors and throughout varying economic cycles.  Further information is available at www.firstreserve.com

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements, including statements regarding the delisting of the CHC shares. Such forward-looking statements are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements in this news release are made as of the date of this release.

For further information, please contact

First Reserve Corporation
Mark McComiskey
Managing Director
(203) 625-2530
Email: mmccomiskey@firstreserve.com

CHC Helicopter Corporation
Sylvain Allard
President and Chief Executive Officer
(604) 279-2455 or (604) 307-8646
Email: sallard@chc.ca

or

Rick Davis
Senior Vice President and Chief Financial Officer
(604) 279-2471 or (778) 999-0314
Email: rdavis@chc.ca

Website: www.chc.ca